Cohen& Czarnik LLP
140 Broadway
36th Floor
New York, New York 10005

Stephen J. Czarnik, Esq.
Direct Dial: (212) 232-8323
Fax: (212) 937-3870

April 21, 2006

Via EDGAR and Federal Express

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Steven Jacobs,
Accounting Branch Chief

RE:  The Macreport.net, Inc.
Form 10-KSB for the Year Ended November 30, 2004
File No. 0-33421

Ladies and Gentlemen:

On behalf of The Macreport.net, Inc. (the "Company"), I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated December 8, 2005, regarding the Company's Form 10-KSB for the year ended November 30, 2004 and the Company's Form 10-QSB for the fiscal quarter ended August 31, 2005. Form 10-KSB Amendment 2 and Form 10-QSB Amendment 1 will be transmitted via EDGAR by April 6, 2006. I have included drafts of each form to be filed by such date.

This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

Form 10-KSB for the year period ended November 30, 2004

Consolidated Statements of Cash Flows, page F-5

1.  We note your response to comment 2. With respect to the incorrect classification of purchases and sales of marketable securities, please provide us with a quantitative and qualitative assessment of how you came to the conclusion that these items should not be reclassified due to materiality or revise your financial statements.

We will file Form 10-KSB/A which will include a revised statement of cash flows as set forth in the attached draft.

Revenue Recognition, page F-6

2. Related to prior comment 3, please tell us the following:

° How are you determining the fair value of the securities for purposes of subsequent measurement under SPAS 115? Please note footnote 2 to SFAS 115 does not consider stock that would quality for sale within a year to be restricted stock for the purposes of SFAS 115.

The Company determines the fair value of the securities by using the quoted fair market value as listed by National Financial Services, LLC. If the security's fair market value is listed as "unavailable", we assume the fair market value to be $0.00.

° Please explain how you have determined that such securities are trading securities under paragraph 12a of SFAS 115 as it appears they may be difficult to sell in the short-term based upon your response.

The Company has classified these securities as "trading securities" because it is our intent to sell them in the near term. The "restricted stock" that the Company sometimes owns is restricted for one year, and in some cases two years, and is sold within a short period of time after the restriction has expired. In addition, the Company has bought and sold securities with the intention of profiting from the short term difference in prices.

° Finally, tell us how your revenues and net income would have been impacted in each historical period if you had recognized revenue based upon the quoted market prices of the securities received.

The Company has always monitored how revenues would be impacted if the Company recognized revenue based on the quoted market price of the security received instead of basing the income on similar services rendered to customers for cash. The potential impact would be an increase in revenues of between $100,000 and $300,000 for year ended 11/30/04, and the Company has decided against this method for the following reasons:

° In many instances, the Company will accept securities as payment for services only if the customer is willing to offer securites that, at the time of transaction, have a market value that is greater than the value of the Company's quoted services to be performed. This is done in an effort to reduce the Company's exposure to a severe decrease in the price of the security.

° Many of the customers that the Company accepts securities as payment for services are small public companies, and their stock prices are often unstable.

° The Company does not want to risk the potential overstatement of revenues and net income.

Form 10-QSB for the quarterly period ended August 31, 2005

Item 3. Controls and Procedures, page 14

3. Please revise to state whether your disclosure controls and procedures are effective as of the end of the period covered by the report. Reference is made to Item 307 of Regulation S-B.

We will file Form 10-QSB/A (I have attached a draft) which will include the following language:

"Item 3. Controls and Procedures.

As of the end of the period covered by this report, the Macreport carried out an evaluation, under the supervision and with the participation of the its Chief Executive Officer /Chief Financial Officer, of the effectiveness of the Macreport’s disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the periodic reports filed or submitted under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Based upon that evaluation, the Chief Executive Officer/Chief Financial Officer concluded that the Macreport’s disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Macreport.net required to be included in the Macreport’s reports filed or submitted under the Exchange Act."

If you have any comments or questions about the foregoing, please contact me at (212) 232-8323. I thank you for your attention to this matter.

With kind regards,

/s/

cc:   Mr. V. William Lucchetti
     Chief Executive Officer
     The Macreport.net, Inc.